SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ # 02.808.708/0001-07
NIRE # 35.300.157.770
Publicly-Held Company

(Free translation from original in Portuguese)

Minutes of the Meeting of the Board of Directors Companhia de Bebidas das Américas – AmBev (“Company”), held on January 20, 2004 and drawn up as a summary:

1. Date, time and venue: January 20, 2004, at 4:00 pm, in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1017, 4th floor (part of), suites 41 and 42, of the Corporate Park Building, Itaim Bibi, City and State of São Paulo.

2. Call for Meeting and Attendance: Members of the Board were regularly summoned and their presences confirmed. The members present signed below, and the quorum for the meeting was verified.

3. Decisions: The members present decided, unanimously, the following:

a) To approve the destitution of Mr. Magim Rodriguez Junior of the Chief Executive Officer position, on this date, and thank him for the excellent services done while running the Company, and to elect, with a mandate valid until the 2005 General Shareholders' Meeting, the following members of the Management: (i) Chief Executive Officer - Mr. Carlos Alves de Brito, Brazilian, industrial worker, married in partial property ruling, bearer of the ID Card n. 03.574.624-7 IFP/RJ, enrolled in the Tax Authority Enrollment Number (CPF/MF) under n. 595.438.507-63; (ii) Legal Officer- Mr. Pedro de Abreu Mariani, Brazilian, married in separate property ruling, lawyer, enrolled in the OAB/RJ under n. 74,442, enrolled in the Tax Authority Enrollment Number (CPF/MF) under n. 929.007.207-53; (iii) Sales Officer - Mr. Luiz Fernando Zielger de Saint Edmond, Brazilian, married in partial property ruling, industrial worker, bearer of the ID Card n. 05.587.815-1 IFP/RJ, enrolled in the Tax Authority Enrollment Number (CPF/MF) under n. 010.537.007-09; (iv) Chief Executive Officer for International Operations - Mr. Juan Manuel Vergara Galvis, Colombian, divorced, industrial worker, bearer of the ID Card n. W408204-U, enrolled in the Tax Authority Enrollment Number (CPF/MF) under n. 094.839.218-56, all with domicile at Rua Dr. Renato Paes de Barros, 1017, 4th floor, City and State of São Paulo.

b) To approve the formalization of the Ethics Committee that will be composed, necessarily, by the following members: Chief Executive Officer, Chief Financial Officer, Legal Officer and Director of People & Management, that has as objective the assurance that the Company’s employees act in an ethical and transparent manner, observing the principles established in the Code of Ethics disclosed to all employees. The Ethics Committee will be responsible for analyzing and considering the applicable measures in situations of conflict of interest.

4. Closing: Having no further issues to address, the minutes referring to this meeting have been drawn up, read and approved unanimously by the Board Members in atendance and signed by all. Signatures: MARCEL HERRMANN TELLES, VICTÓRIO CARLOS DE MARCHI, JORGE PAULO LEMANN, CARLOS ALBERTO DA VEIGA SICUPIRA, JOSÉ HEITOR ATTÍLIO GRACIOSO, ROBERTO HERBSTER GUSMÃO.

São Paulo, January 20, 2004

Marcel Herrmann Telles
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.